UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

Mr. Reid Walker

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Telephone: 214-871-8618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reid Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 4

TO STATEMENT ON SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Amendment No. 4 to Statement on Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc., a Utah corporation (the “Issuer”), and is being filed by Reid Walker, a resident of the State of Texas (the “Reporting Person”). The Issuer’s principal executive offices are located at 1583 South 1700 East, Vernal UT 84078. This Amended Schedule 13D further amends and restates, in its entirety, the Statement on Schedule 13D previously filed by the Reporting Person and Hard 4 Holdings, LLC, a Texas limited liability company controlled by the Reporting Person (“H4H”), on or about June 6, 2014, as previously amended on or about January 2, 2015, as further amended on or about December 9, 2015, and as further amended October 12, 2016 (collectively, the “Prior Filings”).

This Amended Schedule 13D is being filed to reflect the expiration of the Warrant (as defined in the Prior Filings) unexercised, the transfer of the shares previously held by H4H to the Reporting Person on or about June 13, 2018, the removal of H4H from this Amended Schedule 13D, and the date on which the ownership percentage of the Reporting Person in the Issuer fell to less than five percent (5%).

ITEM 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Reid Walker.

(b)	Business Address. The business address of the Reporting Person is 3953 Maple Avenue, Suite #150, Dallas Texas 75219.

(c)	Occupation and Employment.

The Reporting Person is a private businessman.

(d) and (e)	Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired an aggregate of 296,217 shares of Common Stock in the Issuer’s initial public offering and in open market transactions subsequent thereto, and the remaining 903,783 shares of Common Stock were acquired, by way of transfer, from H4H. H4H had previously acquired shares of Common Stock upon conversion of a convertible note issued by the Issuer, in open market purchases, as a liquidating distribution from an entity in which H4H was a member and in an underwritten secondary public offering by the Issuer (Registration No. 333-212477).    Reference is made to the Prior Filings for a more detailed description of H4H’s acquisition of the shares of Common Stock of the Issuer. None of such shares were acquired with borrowed funds and none are pledged as security against any borrowed funds.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person were acquired for investment purposes. The Reporting Person continues to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, the working capital needs of the Issuer, general economic and stock market conditions and other investment opportunities, may acquire additional securities of the Issuer or through open market or privately negotiated transactions (including additional registered or private offerings by the Issuer), or may dispose of the shares of Common Stock through open market or privately negotiated transactions, as applicable.

The Reporting Person and representatives of the Issuer engage in discussions, from time to time, with respect to general industry trends, proposed operational changes, strategic business transactions and other matters the Reporting Person believes will increase shareholder value.

Except as set for the above, the Reporting Person does not have any additional plans or proposals which would relate to or would result in:

•	the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, although the Reporting Person reserves the right to exercise the Warrant at any time, or acquire or dispose of securities of the Issuer, from time to time, based on their evaluation of the Issuer and market conditions (as discussed above);

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above, or engage in any of the activities set forth above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities.

As of the date of this Amended Schedule 13D, the Reporting Person beneficially owns an aggregate of 1,200,000 shares of Common Stock of the Issuer (representing approximately 4.9% of the Issuer’s Common Stock).

(b)	Power to Vote and Dispose.

The Reporting Person has sole power to direct the vote or disposition of the 1,200,000 shares of Common Stock reported herein.

(c)	Transactions Within the Past 60 Days.

During the 60-day period immediately preceding the filing date of this Amended Schedule 13D, H4H sold (disposed of) an aggregate of 100,000 shares of Common Stock, permitted the Warrant to expire unexercised, and transferred all remaining shares held by H4H to the Reporting Person, each as more particularly set forth in the table below:

Date of Disposition	Number of Shares of Common Stock Disposed	Price Per Share	Type and Manner of Acquisition
04/25/2018	15,697	$1.92	Open Market Sale
04/26/2018	11,275	$1.90	Open Market Sale
04/27/2018	14,029	$1.90	Open Market Sale
04/30/2018	11,199	$1.91	Open Market Sale
05/3/2018	1,301	$1.90	Open Market Sale
05/4/2018	12,087	$1.90	Open Market Sale
05/7/2018	7,108	$1.90	Open Market Sale
05/9/2018	13,023	$1.90	Open Market Sale
05/10/2018	350	$1.99	Open Market Sale
05/10/2018	37	$1.99	Open Market Sale
05/10/2018	100	$1.99	Open Market Sale
05/10/2018	1,000	$1.99	Open Market Sale
05/10/2018	100	$1.99	Open Market Sale
05/10/2018	100	$1.99	Open Market Sale

Date of Disposition	Number of Shares of Common Stock Disposed	Price Per Share	Type and Manner of Acquisition
05/10/2018	1	$1.99	Open Market Sale
05/10/2018	900	$1.99	Open Market Sale
05/10/2018	200	$1.99	Open Market Sale
05/10/2018	5	$1.99	Open Market Sale
05/11/2018	3,166	$1.99	Open Market Sale
05/11/2018	700	$1.99	Open Market Sale
05/11/2018	2,500	$1.99	Open Market Sale
05/11/2018	5,122	$1.99	Open Market Sale
05/23/2018	357,143	$0.00	Expiration of Warrant (See Prior Filings)
06/13/2018	903,782	$0.00	Transfer (by distribution) to the Reporting Person

Except for the transactions reflected above, neither the Reporting Person nor H4H has effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

In addition to the transactions reflected above, during the months of March, April, May, October, November and December 2017, H4H acquired and disposed of shares in open market transactions. No amendments were made to the Prior Filings as such acquisitions or dispositions did not result in a material change in the information reflected in the Prior Filings.

(d)	Certain Rights of Other Persons.

Not applicable.

(e)	Date Ceased to be a 5% Owner

May 23, 2018.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

1.     None.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	None.

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: June 14, 2018

REPORTING PERSON:

/s/ REID WALKER
REID WALKER

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

[Signature Page to Amendment No. 4 to Schedule 13D]

INDEX OF EXHIBITS

None.